UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Changyou.com Limited Entered into a Project Cooperation Agreement

On August 23rd, 2010, the registrant, through its wholly-owned subsidiary, Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), entered into an agreement with a property developer to purchase an office building to be built in Beijing, which is to serve as the registrant’s headquarters, for a purchase price of approximately US$146 million. Under the agreement, the developer is to start construction in the first half of 2011, subject to necessary permits’ being obtained, and is expected to complete construction and deliver the building to AmazGame by the end of 2012. The building is expected to have an office and ancillary area of approximately 56,200 square meters. The registrant will pay the purchase price in installments upon completion of various milestones. The registrant plans to pay the purchase price from its cash reserves. The agreement calls for the registrant and the developer to enter into a detailed purchase and sale agreement after the developer has finished obtaining all governmental permits necessary to permit the development and sale of the building. A copy of the press release issued by the registrant regarding the foregoing is included herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding purchase of new office premises in Beijing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: August 26, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding purchase of new office premises in Beijing.

Changyou.com Announces Purchase of New Office Premises in Beijing

Beijing, China, August 25, 2010 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced it recently signed an agreement with a property developer to purchase an office building to be built in Beijing for total cash consideration of approximately US$146 million. The Company plans to pay the purchase price using its cash reserve, and is to pay for the building in installments upon completion of various milestones. The building is expected to have an office and ancillary area of approximately 56,200 square meters, and is to serve as the Company’s headquarters. Under the agreement, the developer is to start construction in the first half of 2011, subject to necessary permits’ being obtained, and is expected to complete construction and deliver the building to Changyou by the end of 2012. The agreement calls for the Company and the developer to enter into a detailed purchase and sale agreement after the developer has finished obtaining all governmental permits necessary to permit the development and sale of the building.

“The active scouting and hiring of talent is the building block of every growing online games company. To capitalize on the many emerging business opportunities present in the online games industry in China today, we have plans to continue growing our business and our talent pool,” commented Mr. Dewen Chen, Changyou’s president and chief operating officer. “The new office building is intended to accommodate the growth of our team of game engineers and operational staff for the next few years as we implement our business expansion plans. In addition, the centralized office is expected to enhance our ability to execute our core strategies efficiently as we work to further advance our leading position in the industry.”

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, and completed an initial public offering on April 7, 2009. Changyou currently operates five online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu and Zhong Hua Ying Xiong. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Immortal Faith, Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

Mr. Chen Yuan Yuan

Christensen

Tel: +86 (10) 5971-2001

E-mail: ychen@ChristensenIR.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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